Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Preferred Share Purchase Rights

of

Redback Networks Inc.

at

$25.00 Net Per Share

by

Maxwell Acquisition Corporation

an indirect wholly-owned subsidiary of

Telefonaktiebolaget LM Ericsson (publ)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 23, 2007, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	December 22, 2006

Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), and Ericsson have appointed Citigroup Global Markets Inc. to act as Dealer Manager in connection with the offer to purchase all outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares”), of Redback Networks Inc., a Delaware corporation (“Redback”), at $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated December 22, 2006;

2.	Letter of Transmittal to be used by shareholders of Redback in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3.	The Letter to Shareholders of Redback from the President and Chief Executive Officer of Redback accompanied by Redback’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

5.	Notice of Guaranteed Delivery with respect to the Shares; and

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by Ericsson or the Purchaser, if any, represents at least a majority of the sum of (i) the Shares then outstanding, plus (ii) the Shares issuable upon the exercise, conversion or exchange of outstanding Redback stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied, minus (iii) the number of Shares issuable upon the exercise of outstanding Redback stock options held by Mr. Kevin A. DeNuccio, Redback’s President and Chief Executive Officer, that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied. The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the receipt of other material governmental approvals or consents. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 23, 2007, unless extended.

The board of directors of Redback has unanimously determined that the Offer and the Merger (as defined below) are advisable, fair to and in the best interests of Redback’s shareholders, approved the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer, and recommended that holders of Shares accept the Offer and tender their Shares in the Offer.

The Offer is being made according to the Agreement and Plan of Merger, dated as of December 19, 2006 (the “Merger Agreement”), by and among Ericsson, the Purchaser and Redback under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Redback with Redback surviving the merger as an indirect wholly-owned subsidiary of Ericsson (the “Merger”). As of the effective time of the Merger, each outstanding Share (other than Shares owned by Ericsson, the Purchaser or any other wholly-owned subsidiary of Ericsson, or owned by Redback or by its shareholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any of its rights under the Merger Agreement (including the right to purchase Shares in the Offer) to Ericsson and/or to one or more wholly-owned subsidiaries of Ericsson.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Ericsson will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Dealer Manager at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to MacKenzie Partners, Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

Citigroup Global Markets Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, ERICSSON, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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